Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

November 14, 2023

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
TABLE OF CONTENTS

Management’s Discussion and Analysis	3
Forward-looking Statements	4
Significant Factors Affecting our Performance	6

Part I – Company and Highlights
Company	8
2023 third quarter summary	8
2023 third quarter highlights	9

Part II – Review of Financial Results
2023 third quarter operating results summary	12
Analysis of third quarter 2023, financial results	12
Analysis of nine months ended September 30, 2023 financial results	14
Summary of quarterly information	17

Part III – Non-IFRS Measures and Ratios
Non-IFRS measures and ratios	19

Part IV – Financial Condition, Liquidity and Capital Resources
Cash flow information	22
Dividends	22
Financial position	23
Capital resources	25

Part V – Risks
Risks and uncertainties	27

Part VI – Accounting Policies, Critical Accounting Estimates and Internal Controls
Accounting estimates and judgments	28
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	28
Abbreviations	29

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated November 14, 2023, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023, and 2022, the consolidated financial statements for the years ended December 31, 2022 and 2021, the annual MD&A for the year ended December 31, 2022, and the annual information form (“AIF”) dated March 9, 2023, of Hut 8 Mining Corp. Unless otherwise noted, all financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at hut8.com, on the Company’s profile on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries as one enterprise; all references to “digital assets” refer to Bitcoin and Filecoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non-IFRS financial measures and ratios that are not separately defined under IFRS such as “Adjusted EBITDA”, “Mining Profit”, “Digital Asset Revenue per Bitcoin Mined”, and “Mining Cost per Bitcoin”. “Adjusted EBITDA”, “Mining Profit”, “Digital Asset Revenue per Bitcoin Mined”, and “Mining Cost per Bitcoin” are not standardized financial measures or ratios under IFRS and therefore may not be comparable to similar measures or ratios presented by other issuers. See the “Non-IFRS Measures and Ratios” section of this MD&A for an explanation of the composition of the non-IFRS financial measures and ratios, an explanation of how the non-IFRS financial measures and ratios provide useful information to readers, and reconciliations of the non-IFRS financial measures and ratios to IFRS financial measures.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “would”, “could”, “should”, “intend”, “plan”, “anticipate”, “allow”, “predict”, “estimate”, “expect”, “might, “potential”, “likely”, “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly-filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth; reliance on information systems and technology; reputational risk, reliance on key professionals; the ability to successfully integrate acquisitions or business combinations; digital asset mining difficulty; electricity rate risks; general economic conditions; natural disasters, pandemics, or other unanticipated events (or a material escalation thereof); security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; lack of development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; Bitcoin price volatility; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on third party mining pool service providers; changes in laws or regulations; classification and tax changes; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; uncertainty about the acceptance or widespread use of digital assets; inflationary pressures; increased interest rates and the rising cost of capital; the inherent risks, costs and uncertainties associated with credit arrangements, as borrower; failure to anticipate technology innovations; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements or relationships with lessors; competitive pressures in the markets in which the Company operates; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the Company’s and US Bitcoin Corp.’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; the timing to consummate the Business Combination (as defined herein); the failure to satisfy the conditions to close the Business Combination; the inherent risks, costs and uncertainties associated with not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected; the timing and completion (if at all) of the Stalking Horse Bid (as defined herein); statements with respect to the SISP (as defined herein); and the expected resolution of litigation claims between Hut 8 and certain Validus Entities; and other risks related to the digital asset and data centre business. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding organic and inorganic growth opportunities; the Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of financing arrangements; the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; the Company’s ability to pay back funds borrowed under existing loan facilities; the Company’s ability to secure additional financing if, as, and when required; the Company’s ability to deploy additional miners; the Company’s ability to continue mining digital assets efficiently; the Company’s expected recurring revenue and growth rate from its high performance computing business; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; the Company’s ability to meet its working capital needs at the current level; statements with respect to the Company’s North Bay Facility (as defined herein) and the expected outcome of any proceedings related to Validus Power Corp. and Bay Power Corp.; statements and expectations related to the terms and timing of the completion of the Business Combination and the Stalking Horse Bid, respectively; the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement or the Stalking Horse Bid, respectively; the expected respective benefits of the Business Combination and the Stalking Horse Bid; and the expected financial and business performance following the completion of each of the Business Combination and the Stalking Horse Bid.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruption; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the Company’s ability to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired digital asset mining sites; the value of digital assets being subject to volatility; the exposure of digital asset exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for digital assets; uncertainty of the acceptance and/or widespread use of digital assets; the accuracy of the Company’s forward-looking financial models; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; counterparty risks; the Company’s ability to achieve intended benefits of power purchase agreements; the potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the impact of industry competition; the anticipated benefits of the Business Combination; the result of the Stalking Horse Bid; and the Company’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 9, 2023 (the “AIF”), a copy of which is available electronically on the Company’s website at hut8.com, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
SIGNIFICANT FACTORS AFFECTING OUR PERFORMANCE

The Company’s performance, as discussed in this MD&A, is influenced by a variety of factors. These factors include, but are not limited to, the following:

Price of digital assets and digital asset miners

Our revenue from digital asset mining operations is impacted by changes in market prices of digital assets, including Bitcoin, which have historically experienced substantial volatility. The Company records revenue upon receipt of Bitcoin from its mining activities at the fair market value of Bitcoin received. The fair market value is determined using the closing Bitcoin price per Coinbase Prime on the day the Bitcoin is received. A decrease in the market prices of digital assets may have a material and adverse effect on the Company’s results of operations and financial condition as the results of the Company’s operations are significantly tied to the prevailing market prices of digital assets. Additionally, a decrease in the market prices of digital assets may cause the value of the Company’s collateral package under its credit agreements to decline, and the Company may be required to post additional collateral or be impaired in its ability to raise additional financing. The closing price may fluctuate on a daily basis, which impacts the amount of revenue recorded. The market price of digital asset miners per hashrate, in particular application-specific integrated circuit (“ASIC”) miners, is correlated to the price of the underlying digital asset they are designed to mine. Changes in the market prices of digital assets, including Bitcoin, may impact the market price of digital asset miners per hashrate.

Bitcoin network difficulty

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block on the Bitcoin blockchain, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin protocol is designed such that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, the amount of computing power required to generate each block and hence the mining difficulty, also increases.

Further, the Bitcoin daily reward is programmed to be halved every 210,000 blocks mined, or approximately every four years (“Halving”). Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an ever smaller number of coins being mined. Bitcoin Halving events impact the amount of Bitcoin mined by the Company which, in turn, may have a potential impact on the Company’s profitability as the Halving events happen without any regard to ongoing demand. The last Halving occurred in May 2020 and the next Halving is expected to occur in the first half of 2024.

Power supply and pricing

Our operations are directly dependent on securing sufficient supply of electrical power. Electricity is one of the most significant expenses incurred to run our Bitcoin mining operations and our profitability is subject to variations in the price of electricity, which is impacted by a variety of factors, including the market price of natural gas. Electricity is also an expense component incurred to run our high performance computing operations, which is subject to variations. We may experience loss of revenue in the event there are disruptions to our electricity supply as such disruptions may impact our ability to operate our mining equipment or provide high performance computing services to our data centre customers.

Industry trends

Bitcoin and other forms of digital assets have been the source of much regulatory attention, resulting in differing definitional outcomes without a single unifying statement. Changes to, and/or implementation of, laws and regulations (including regulatory scrutiny that increases the Company’s compliance burden) related to digital assets and digital asset mining may impact our revenue and profitability.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
Technology

Developments and changes in technology impact the revenue generated from both our digital asset mining operations and high performance computing operations. Advances in digital asset mining equipment may result in more efficient and effective mining equipment which may impact our operating costs and revenue. The release of more efficient mining equipment can impact the price of digital asset miners. New technology in computing may impact our high performance computing operations’ product offerings and data centre operations. Failure to leverage these developments in technology may put the Company at a disadvantage to its competitors and affect our results of operations.

Competition

The market for digital assets mining has seen increasing numbers of new entrants, as well as existing entrants investing in new technology to remain competitive. The combination of these factors may result in a higher Bitcoin network difficulty which may render our Company’s operations less competitive and reduce the amount of revenue we generate from our digital assets mining operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART I – COMPANY AND HIGHLIGHTS

COMPANY

Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning.  With two operational digital asset mining sites located in energy-rich Alberta, Canada, Hut 8 has industrial scale digital asset mining capacity, and given its operating history, one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company has a third digital asset mining site located in Ontario, Canada that is the subject of an ongoing dispute with Validus Power Corp. (“VPC”), a third-party supplier of energy to the Company’s mining facility in North Bay, Ontario (the “North Bay Facility”), and its subsidiary, Bay Power Corp. (“Bay Power”, and together with VPC, “Validus”) As of the date of this MD&A, the North Bay Facility is not in operation. See “Highlights” below.

The Company’s colocation data centre and cloud services business, which was acquired in January 2022, established Hut 8 as an industry leader in high performance computing, providing unique positioning for the Company within the digital asset ecosystem. The high performance computing business spans five locations in Canada, with one location in each of Toronto, Ontario, Vaughan, Ontario, Kelowna, British Columbia, and two locations in Vancouver, British Columbia, and more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

Hut 8 is bridging traditional cloud and high performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance computing (Web 2.0) and nascent emerging technology spaces. The business operates across a variety of industry verticals including, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing blockchain, AI, VFX, and ML spaces.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing, with a focus on environmental, social, and governance alignment.

FINANCIAL SUMMARY

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands, except per share amounts)	2023	2022	2023	2022
Financial results
Total revenue	$16,980	$31,671	$55,184	$128,849
Net (loss) income	(53,580)	(23,786)	38,210	(56,145)
Mining Profit (i)	3,802	9,300	9,592	57,113
Adjusted EBITDA (i)	(11,620)	9,418	121,720	(61,609)

Per share
Net (loss) income – basic	$(0.24)	$(0.12)	$0.17	$(0.31)
Net (loss) income – diluted	$(0.24)	$(0.12)	$0.17	$(0.31)

Operating results
Digital assets mined	330	982	1,204	2,870

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
HIGHLIGHTS:

•
Revenue decreased by $14.7 million to $17.0 million during the quarter ended September 30, 2023 (“Q3 2023”) compared to $31.7 million during the quarter ended September 30, 2022 (“Q3 2022”). The Company mined 330 Bitcoin in the quarter ended September 30, 2023, an approximately 66% decrease compared to the quarter ended September 30, 2022, primarily due to an increase in average Bitcoin network difficulty resulting in a decrease in Bitcoin mined, a halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, the impact of the suspension of operations at the Company’s North Bay Facility, and ongoing electrical issues at the Company’s Drumheller facility which continued from the fourth quarter of 2022. The decline in revenue from the Company’s digital asset mining operations were also partially offset by a higher Digital Asset Revenue per Bitcoin Mined(i) due to the increase in the daily average closing Bitcoin price in the current quarter versus the comparative quarter. The Company’s high performance computing operations generated $4.5 million of primarily monthly recurring revenue in Q3 2023 compared to $4.4 million in Q3 2022 as a result of new sales partially offset by customer churn. The new sales do not reflect the recently signed five-year agreement with Interior Health, as the revenue earned from the agreement will commence later in 2023.

•
As previously reported, the Company encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 27% of our installed hash rate at the site. Throughout the remediation process, the team implemented new custom firmware across all miner models designed to lower the power supply’s maximum output voltage, ensuring our equipment operates within safe limits; increased repair staff and added an additional repair centre shift; and procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online. The electrical issues at the Drumheller site were compounded by high energy rates in the third quarter which further increased curtailment at the site.

•
Net loss for the quarter ended September 30, 2023 was $53.6 million, compared to net loss of $23.8 million in the prior year’s quarter. The increase in net loss from the third quarter 2022 to the current quarter is primarily driven by the $20.0 million impairment of deposits related to the power purchase agreement with VPC recorded in the third quarter of 2023, and a loss on revaluation of digital assets recorded to income or loss with a change of negative $17.5 million, partially offset by an increase in gross profit of $9.5 million.

•
Mining Profit(i) was $3.8 million for the quarter ended September 30, 2023, compared to $9.3 million in the prior year’s quarter. The decrease in Mining Profit(i) compared to the prior year’s quarter is mainly due to the lower quantity of Bitcoin mined due to increased Bitcoin network difficulty, a halt in the Company’s GPU mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, the impact of the suspension of operations at the Company’s North Bay Facility, and the ongoing electrical issues at the Company’s Drumheller facility noted above, and was partially offset by lower average power prices and a higher daily average closing Bitcoin price.

•
Adjusted EBITDA(i) was negative $11.6 million for the quarter ended September 30, 2023, compared to a positive Adjusted EBITDA(i) of $9.4 million in the prior year’s quarter, primarily driven by a loss on revaluation of digital assets of $10.1 million versus a gain on revaluation of digital assets of $7.3 million in the comparative quarter, and a lower digital asset Mining Profit(i).

•
Net loss per share was $0.24 during the quarter ended September 30, 2023, compared to net loss per share of $0.12 for the same quarter in 2022. The higher net loss per share reflects the $20.0 million impairment of deposits related to the power purchase agreement with VPC and a higher non-cash revaluation loss on digital assets recorded in the quarter ended September 30, 2023 compared to the quarter ended September 30, 2022.

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
•
The Company entered into a $65.8 million (US$50.0 million) credit facility with Coinbase Credit, Inc. (“Coinbase”) on June 26, 2023. The loan facility bears interest at a rate of 5.0% plus the greater of (i) the US Federal Funds Target Rate – Upper Bound and (ii) 3.25%. On or prior to a drawdown, the Company is required to pledge, as collateral, Bitcoin with custodian Coinbase Custody Trust Company, LLC., held in a segregated custody account under the Company’s ownership, such that the loan-to-value ratio of principal outstanding of the loan and the fair value of collateral is equal to or less than 60%.

•	The Company’s installed hashrate was 2.6 EH/s (excluding the Company’s North Bay Facility) as of September 30, 2023 compared to 2.5 EH/s as of December 31, 2022.

•
On January 25, 2023, the Company filed a statement of claim in the Ontario Superior Court of Justice against VPC and Bay Power, as defendants. VPC was the Company’s power provider for the North Bay Facility. Pursuant to a power purchase agreement in respect of the North Bay Facility dated October 22, 2021 (the “PPA”), VPC would design, construct, own, operate, and maintain certain power generation facilities at the North Bay Facility, and Hut 8 would purchase energy from the North Bay Facility on the terms set out in the PPA. In connection with entering into of the PPA, the Company entered into (i) a lease agreement dated October 27, 2021 by and among the Company and Validus (the “Lease Agreement”), and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and VPC.

The Company’s statement of claim alleged that Validus failed to meet its obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

On February 9, 2023, the Company received a notice of termination of the Lease Agreement from Validus.

On February 21, 2023, the Company announced that it received a statement of defence and counterclaim from Validus. In addition to denying the majority of allegations in the Company’s statement of claim, Validus brought counterclaims against the Company and is seeking monetary damages.

On March 28, 2023, the Company announced that it served and filed an amended statement of claim in the Ontario Superior Court of Justice against Validus, and on April 11, 2023, Validus served and filed an amended statement of defence and counterclaim (collectively, the “Counterclaim”) in the Ontario Superior Court of Justice against the Company.

The Company intends to pursue the claims set out in its amended statement of claim. While the Company believes that the Counterclaim lacks sufficient merit and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company.

•
On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
On September 15, 2023, the Company received a final order (the "Final Order") from the Supreme Court of British Columbia approving the Arrangement. Receipt of the Final Order followed the Company's special meeting of shareholders held on September 12, 2023 (the “Meeting”), where the resolution in respect of the Arrangement was overwhelmingly approved by a total of 53,999,833 common shares in the capital of the Company having voted in favour. Such approval representing 97.28% of the total number of shares of the Company represented in person and by proxy at the Meeting.

On November 9, 2023, the registration statement on Form S-4, initially filed with the SEC by New Hut (as amended, the “Registration Statement”), was declared effective by the SEC.

•
On August 11, 2023, the Company announced that it has entered into a transaction support agreement (the “Support Agreement”) with Macquarie Equipment Finance Ltd. (“Macquarie”) a subsidiary of Macquarie Group Limited, in support of an opportunity to potentially acquire certain assets (the “Transaction”) of VPC and VPC’s subsidiaries (collectively, the “Validus Entities”). VPC was previously a supplier of energy to the Company’s mining facility in North Bay, Ontario. Macquarie is a secured creditor of the Validus Entities under an existing secured lease and participation agreement (the “Secured Lease”).

Under the terms of the Support Agreement, a stalking horse bid (the “Stalking Horse Bid”) was submitted to KSV Restructuring Inc. in support of a proposed sale and investment solicitation process (“SISP”) to be carried out in respect of the Validus Entities.

In connection with entering into the Support Agreement, Hut 8 Holdings Inc. paid $10.0 million to Macquarie as upfront consideration (the “Upfront Payment”). If the Stalking Horse Bid does not close and no alternative restructuring transaction is consummated, in consideration for the Upfront Payment, Macquarie shall pay a new Ontario subsidiary of the Company (“BidCo”) 20% of all consideration, whether received as proceeds, rental payments or any other amounts actually received by Macquarie under the Secured Lease. If the Stalking Horse Bid does not close and an alternative restructuring transaction is consummated, in consideration for the Upfront Payment, Macquarie shall pay BidCo: (i) 20% of the proceeds from such alternative restructuring transaction; (ii) 50% of the break fee contemplated under the Stalking Horse Bid; and (iii) 50% of any amounts received with respect to overdue interest that has accrued on the Stipulated Loss Value as contemplated under the Secured Lease.

On November 2, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved the Stalking Horse Bid as part of the previously announced Support Agreement. The Court also approved the implementation of the SISP to be carried out by KSV Restructuring Inc.

If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court, and completed in accordance with its terms, BidCo will become the owner of the assets of certain Validus Entities. Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut 8 will be the majority owner with the remaining approximately 80%. On completion of the Stalking Horse Bid in accordance with the SISP, BidCo would acquire, free and clear of any encumbrances (excluding certain permitted encumbrances) four natural gas power plants located in Ontario:

•	40 MW facility in Kapuskasing
•	110 MW facility in Kingston
•	120 MW facility in Iroquois Falls
•	40 MW facility and Bitcoin mine in North Bay

Completion of the Stalking Horse Bid would also include a new secured funding arrangement with Macquarie and BidCo in the form of an operating lease facility. The completion of the Stalking Horse Bid is also expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities.

Completion of the Stalking Horse Bid is conditional on a number of factors, including: (i) the Stalking Horse Bid being declared the successful bid in the SISP; (ii) the Court issuing an approval and vesting order in respect of the Stalking Horse Bid, and (iii) the satisfaction of standard conditions to closing. In limited circumstances under the SISP, the Court may approve an alternative restructuring proposal, in which case a portion of any break fee and expense reimbursement will be paid to BidCo. Subject to the conditions outlined above, and the terms and conditions of the SISP, completion of the Stalking Horse Bid is expected to occur in Q4 of 2023.

During the nine months ended September 30, 2023, as a result of the Validus entities, inclusive of VPC, being appointed a receiver, the Company identified indicators of impairment for its deposit related to the power purchase agreement with VPC and performed an impairment test. The deposit had a carrying amount of $20.0 million, and Management determined the recoverable amount as the value in use (“VIU”). Due to the receivership of the Validus entities, Management determined a recoverable amount of $nil and recorded an impairment loss of $20.0 million being the difference between the carrying amount and recoverable amount of the deposit. In addition, VPC was the lessor of the North Bay site, consequently the Company recorded a remeasurement of a lease liability with a carrying amount of $9.5 million against its associated right-of-use asset with a net book value of $9.2 million (cost of $10.7 million and accumulated depreciation of $1.5 million), resulting in a gain on lease liability remeasurement of $0.3 million.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART II – REVIEW OF FINANCIAL RESULTS

2023 THIRD QUARTER OPERATING RESULTS SUMMARY

For the periods ended September 30	Three months ended				Nine months ended
(CAD thousands, except per share amounts)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenue	$16,980	$31,671	$(14,691)	(46%)	$55,184	$128,849	$(73,665)	(57%)
Cost of revenue	(21,449)	(45,611)	24,162	(53%)	(70,511)	(130,175)	59,664	(46%)
Gross (loss) profit	(4,469)	(13,940)	9,471	(68%)	(15,327)	(1,326)	(14,001)	1056%
Gross (loss) profit margin	(26%)	(44%)			(28%)	(1%)

General and administrative expenses	(11,946)	(11,216)	(730)	7%	(48,831)	(35,028)	(13,803)	39%
(Loss) gain on disposition of digital assets	(134)	–	(134)	–	4,256	–	4,256	–
Impairment of deposits related to power purchase agreement	(20,000)	–	(20,000)	–	(20,000)	–	(20,000)	–
Operating (loss) income	(36,549)	(25,156)	(11,393)	45%	(79,902)	(36,354)	(43,548)	120%

Foreign exchange (loss) gain	(1,024)	(844)	(180)	21%	(733)	(1,528)	795	(52%)
Net finance expense	(2,487)	(1,865)	(622)	33%	(5,356)	(4,700)	(656)	14%
Amortization	(176)	(344)	168	(49%)	(530)	(916)	386	(42%)
(Loss) gain on revaluation of warrant liability	–	(2,917)	2,917	(100%)	212	94,504	(94,292)	(100%)
Gain on lease liability remeasurement	339	–	339	–	339	–	339	–
Loss on sale of plant and equipment	(427)	–	(427)	–	(427)	–	(427)	–
(Loss) gain on revaluation of digital assets	(10,129)	7,340	(17,469)	(238%)	124,607	(97,558)	222,165	(228%)
Net (loss) income before tax	(50,453)	(23,786)	(26,667)	112%	38,210	(46,552)	84,762	(182%)

Deferred income tax expense	(3,127)	–	(3,127)	–	–	(9,593)	9,593	(100%)
Net (loss) income	(53,580)	(23,786)	(29,794)	125%	38,210	(56,145)	94,355	(168%)

Net (loss) income per share:
- basic	$(0.24)	$(0.12)			$0.17	$(0.31)
- diluted	$(0.24)	$(0.12)			$0.17	$(0.31)

Three months ended September 30, 2023 versus September 30, 2022

Revenue for the quarter ended September 30, 2023, was $17.0 million compared to $31.7 million in the prior year period:

•
Revenue decreased by $14.7 million to $17.0 million for the quarter ended September 30, 2023. The Company’s digital asset mining operations mined 330 Bitcoin and generated $12.5 million of revenue, versus 982 Bitcoin mined and $27.3 million of revenue in the prior year period. The decrease in revenue from digital asset mining operations was due to the halt in the Company’s GPU mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, the impact of the suspension of operations at the Company’s North Bay Facility, and increase in Bitcoin network average difficulty of approximately 82% compared to prior year quarter, partially offset by the approximately 36% increase in the average Bitcoin price (approximately $37,800 for the current year quarter compared to approximately $27,700 in the prior year period). Additionally, the Company mined a lower quantity of Bitcoin due to the ongoing electrical issues and increased energy rates at the Company’s Drumheller facility.

•
The Company’s high performance computing operations generated $4.5 million of primarily recurring revenue in the quarter compared to $4.4 million in the comparative quarter with the increase primarily attributed to new sales partially offset by customer churn. The current period revenue does not reflect the newly signed five-year agreement with Interior Health, as the revenue from the agreement will begin later in 2023.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
The Company sold 100 Bitcoin in the three months ended September 30, 2023 to fund its operations compared to nil Bitcoin sold in the same period in 2022 and recognized a $0.1 million loss on disposition of digital assets due to the price of Bitcoin as at June 30, 2023 end compared to the price of Bitcoin as at when Bitcoin were sold during the period, and received proceeds of $3.9 million.

Cost of revenue consists of site operating costs and depreciation. The cost of revenue was $21.4 million for the third quarter of 2023 compared to $45.6 million in the period year period:

•
Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at our digital asset mining and high performance computing operations. Site operating costs for the quarter ended September 30, 2023, were $11.2 million, of which $8.7 million were attributable to our mining operations and $2.5 million were attributable to our high performance computing operations. The site operating costs for the quarter ended September 30, 2022 were $20.3 million, of which $18.0 million were attributable to our mining operations and $2.3 million were attributable to our high performance computing operations.

-
The Mining Cost per Bitcoin(i) for the third quarter of 2023 was $26,279 per Bitcoin, compared to $18,297 per Bitcoin in the prior year for the same quarter. The increase was due to higher power consumption per Bitcoin mined due to increased Bitcoin network difficulty, suspension of operations at the Company’s North Bay Facility, and ongoing electrical issues at the Drumheller facility, which was partially offset by the Company’s decision to curtail, and lower average energy prices compared to prior year same quarter.

-
The increase in site operating costs related to the high performance computing operations is primarily due to increased occupancy and repairs and maintenance to improve the Company’s facilities partially offset by lower software costs.

•
Depreciation expense decreased to $10.2 million during the third quarter of 2023 compared to $25.3 million in the same quarter of 2022, primarily driven by the lower net book value of digital asset mining plant and equipment after the recognition of a non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

General and administrative expenses were $11.9 million for the quarter ended September 30, 2023, compared to $11.2 million in the prior year period:

•
General and administrative expenses increased by $0.7 million, the increase is primarily driven by higher one-time transaction costs and was partially offset by a lower sales tax expense and general, marketing, office and investor relations and regulatory charges.

-
$2.4 million in one-time transaction costs in the third quarter of 2023 are costs related to the Business Combination and Stalking Horse Bid, compared to $nil transaction costs incurred in the second quarter of 2022 as the acquisition of the high performance computing business had been completed in the first quarter of 2022.

-	Sales tax expense decreased by $0.9 million due to decreased taxable purchases in the third quarter of 2023 compared to the same period in the prior year.
-	General, marketing, office and other decreased by $0.5 million primarily due to lower marketing and general office spend.
-
Decrease in investor relations and regulatory expenses due to restricted activities in the capital markets, as the Company has not been using its August 2022 ATM, and funds operations through sale of Bitcoin  and debt.

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
Net finance expense was $2.5 million during the third quarter of 2023 compared to a net finance expense of $1.9 million during the third quarter of 2022. The increase in net finance expense was primarily due to increased interest expense from the loan payable with Coinbase Credit, Inc. that was first drawn during the second quarter of 2023, partially offset by decreased interest expense recognized from the loan payable to Trinity as a result of the loan being further in its amortization using the effective interest method under IFRS 9, and a decreased lease interest expense from the impact of the suspension of operations at the Company’s North Bay Facility.

The Company recorded a net $35.7 million in non-cash loss on revaluation of its digital assets for the three months ended September 30, 2023 as a result of the decrease in price of Bitcoin and the decrease in price of Filecoin quarter end-over-quarter end. Of the net $35.7 million non-cash revaluation loss, $35.6 million of the loss was related to Bitcoin, $22.4 million was recorded in other comprehensive income or loss, net of deferred income tax recovery of $3.1 million, and the remaining $10.1 million was recorded in income or loss. The loss on revaluation of Filecoin was not material.

The Company recorded a $nil non-cash revaluation of its warrant liability during the three months ended September 30, 2023, due to the expiry of its previously listed common share purchase warrants issued on June 15, 2021 (“Public Bought Deal Warrants”) and expiry of common share purchase warrants issued on January 13, 2021 (“Private Placement Warrants”). During the three months ended September 30, 2022, the Company recorded a $2.9 million non-cash revaluation loss on its warrant liability as a result of an increase in the fair value of the warrant liability.

Deferred income tax expense for the three months ended September 30, 2023 was $3.1 compared to deferred income tax expense of $nil for the same period in 2022. The deferred income tax expense of $3.1 was recorded due to higher taxable income recorded in the third quarter of 2023 compared to the lower taxable income recorded in the third quarter of 2022.

Net loss was $53.6 million and net loss per share was $0.24 for the three months ended September 30, 2023, compared to net loss of $23.8 million and net loss per share of $0.12 for the same period in 2022. The change was primarily driven by the higher non-cash revaluation loss on digital assets recorded and the $20.0 million impairment of deposits related to the power purchase agreement with VPC, partially offset by the lower non-cash loss on revaluation of warrant liability and lower gross loss. Additionally, the increase in net loss per share was further partially offset by a greater weighted average number of shares outstanding for earnings per share purposes under International Accounting Standards (“IAS”) 33.

Nine months ended September 30, 2023 versus September 30, 2022

Revenue for the nine months ended September 30, 2023, was $55.2 million compared to $128.8 million in the prior year period:

•
Revenue decreased by $73.6 million to $55.2 million for the nine months ended September 30, 2023, compared to $128.8 million for the nine months ended September 30, 2022. The Company’s digital asset mining operations mined 1,204 Bitcoin and generated $42.0 million of revenue, versus 2,870 Bitcoin mined and $115.7 million of revenue in the prior year period. The decrease in revenue from digital asset mining operations was due to the approximately 14% decrease in the average Bitcoin price (approximately $34,900 for the current year period compared to approximately $40,400 in the prior year period), a halt in the Company’s GPU mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, the impact of the suspension of operations at the Company’s North Bay Facility, and increase in Bitcoin network average difficulty of approximately 67% compared to prior year period. Additionally, the Company mined a lower quantity of Bitcoin due to the ongoing electrical issues and curtailment at the site due to increased energy rates at the Company’s Drumheller facility.

•
The Company’s high performance computing operations generated $13.2 million of primarily recurring revenue in the current period compared to $12.4 million in the comparative period with the increase primarily due to nine full months of operations in the nine months ended September 30, 2023 compared to eight months of operations in the nine months ended September 30, 2022 and new sales. The Company completed the high performance computing business acquisition on January 31, 2022. This increase was partially offset by a decrease in revenue caused by the discontinuation of certain low-margin products and service offerings and customer churn. The current period revenue does not reflect the newly signed five-year agreement with Interior Health, as the revenue from the agreement will begin later in 2023.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
•
The Company earned $nil revenue from hosting during the nine months ended September 30, 2023. The Company earned $0.8 million of hosting revenue for the nine months ended September 30, 2022, prior to acquiring the digital asset mining equipment of its remaining hosting customer during the period.

The Company sold 924 Bitcoin in the nine months ended September 30, 2023 to fund its operations compared to nil Bitcoin sold in the same period in 2022 and recognized a $4.3 million gain on disposition of digital assets due to the price of Bitcoin at period ends compared to the price of Bitcoin as at when Bitcoin were sold during the period and received proceeds of $33.1 million.

Cost of revenue consists of site operating costs and depreciation and was $70.5 million for the nine months ended September 30, 2023 compared to $130.2 million in the period year period:

•
Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at our digital asset mining and high performance computing operations. Site operating costs for the nine months ended September 30, 2023, were $39.9 million, of which $32.4 million were attributable to our mining operations and $7.5 million were attributable to our high performance computing operations. The site operating costs for the nine months ended September 30, 2022 were $65.6 million, of which $59.4 million were attributable to our mining operations and $6.2 million were attributable to our high performance computing operations.

-
The Mining Cost per Bitcoin(i) for the nine months ended September 30, 2023 was $26,909 per Bitcoin, compared to $20,411 per Bitcoin in the prior year period. The increase was due to higher power consumption per Bitcoin mined due to increased Bitcoin network difficulty and ongoing electrical issues at the Drumheller facility, which was partially offset by overall decrease in average energy prices and the Company’s decision to curtail compared to the prior year period.

-
The increase in site operating costs related to the high performance computing operations is primarily due to increased repairs and maintenance to improve the Company’s facilities and the impact of the timing of the acquisition of the high performance computing operations as previously mentioned, with nine full months of operations in the current period 2023 versus eight months of operations in the 2022 comparative period.

•
Depreciation expense decreased to $30.6 million during the nine months ended September 30, 2023 compared to $64.6 million in the same period in 2022, primarily driven by the lower net book value of digital asset mining assets after the recognition of non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

General and administrative expenses were $48.8 million for the nine months ended September 30, 2023, compared to $35.0 million in the prior year period:

•
General and administrative expenses increased by $13.8 million, the increase is primarily driven by higher one-time transaction costs, share based payments, decommissioning costs, and was partially offset by lower sales tax expense and investor relations and regulatory costs.

-
Included in one-time transaction costs during the nine months ended September 30, 2023 are $17.6 million of costs related to the Business Combination and Stalking Horse Bid, compared to the $1.6 million of transaction costs  related to the acquisition of high performance computing business in the prior year period.

-
$1.1 million in decommissioning expenses related to the North Bay Facility were incurred during the nine months ended September 30, 2023 as a result of the suspension of operations from the ongoing dispute with Validus.

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
-
Share-based payments related to share-based compensation increased from $5.2 million to $7.8 million as a result of long-term incentive plan grants made during the year ended December 31, 2022 to support the Company’s growth, headcount and operations, and to retain talent.

-	Sales tax expense decreased by $4.1 million due to decreased taxable purchases during the nine months ended September 30, 2023 compared to the prior year period.
-
Investor relations and regulatory costs decreased by $1.1 million due to reduced activity in the capital markets during the nine months ended September 30, 2023 compared to nine months ended September 30, 2022.

Net finance expense was $5.4 million during the nine months ended September 30, 2023 compared to a net finance expense of $4.7 million during the prior year period. The increase in net finance expense is primarily due to increased interest expense from the loan payable with Coinbase Credit, Inc. that was first drawn during the second quarter of 2023, minimal finance income in the current period as a result of the Company’s decision to temporarily suspend its Bitcoin yield program during the nine months ended September 30, 2022 due to market uncertainty and risk, partially offset by decreased interest expense recognized from the loan payable to Trinity as a result of the loan being further in its amortization using the effective interest method under IFRS 9, and a decreased lease interest expense from the impact of the suspension of operations at the Company’s North Bay Facility.

The Company recorded a net $124.6 million in non-cash gain on revaluation of its digital assets for the nine months ended September 30, 2023 as a result of the increase in price of Bitcoin from December 31, 2022 to September 30, 2023 and the decrease in price of Filecoin from its acquisition during the first quarter of 2023 to September 30, 2023. Of the net $124.6 million non-cash revaluation gain, $124.7 million of the gain was related to Bitcoin and was recorded to income or loss. The loss on revaluation of Filecoin was not material.

The Company recorded a $0.2 million non-cash gain on revaluation of its warrant liability related to the expiry of its previously listed common share purchase warrants issued on June 15, 2021 (“Public Bought Deal Warrants”) during the nine months ended September 30, 2023. The common share purchase warrants issued on January 13, 2021 (“Private Placement Warrants”) that expired on January 13, 2023 did not have an impact on the warrant liability balance given the minimal expected life of these warrants as at December 31, 2022. During the nine months ended September 30, 2022, the Company recorded a $94.5 million non-cash gain on revaluation of its warrant liability as a result of a decrease in the fair value of the warrant liability. The decrease in fair value was primarily due to the decrease in the share price of the Company during the nine months ended September 30, 2022.

Deferred income tax expense for the nine months ended September 30, 2023 was $nil million compared to deferred income tax expense of $9.6 million for the same period in 2022. The deferred income tax expense of $nil million was recorded due to lower taxable income recorded in the nine months ended September 30, 2023 compared to the higher taxable income recorded during the nine months ended September 30, 2022.

Net income was $38.2 million and basic net income per share was $0.17 for the nine months ended September 30, 2023, compared to net loss of $56.1 million and net loss per share of $0.31 for the same period in 2022. The change was primarily driven by the $124.6 million non-cash revaluation gain on digital assets, lower cost of revenue, $4.3 million gain on disposition of digital assets, partially offset by lower digital asset mining revenue, lower non-cash revaluation gain on warrant liability, resulting in a higher net income. Additionally, the increase in net income per share was further partially offset by the greater weighted average number of shares outstanding for earnings per share purposes under International Accounting Standards (“IAS”) 33.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended	Sep 30, 2023 Q3	June 30, 2023 Q2	Mar 31, 2023 Q1	Dec 31, 2022 Q4	Sep 30, 2022 Q3	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4
Revenue	$16,980	$19,183	$19,021	$21,833	$31,671	$43,845	$53,333	$57,901
Net (loss) income	(53,580)	(16,713)	108,503	(186,668)	(23,786)	(88,067)	55,708	(111,178)

Net (loss) income per share:
- Basic	$(0.24)	$(0.08)	$0.49	$(0.90)	$(0.12)	$(0.49)	$0.33	$(0.67)
- Diluted	$(0.24)	$(0.08)	$0.47	$(0.90)	$(0.12)	$(0.49)	$0.31	$(0.67)

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income or loss. Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In the quarter ended September 30, 2023, the Company mined 330 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $37,800, contributing $12.5 million to revenue. The Company also earned $4.5 million in revenue from the high performance computing line of business. The net loss of $53.6 million was primarily due to a gross loss of $4.5 million as a result of $21.4 million of cost of revenue incurred against $17.0 million in revenue, $20.0 million impairment of deposits related to the power purchase agreement with VPC, $11.9 million in general and administrative expenses, and $10.1 million loss on revaluation of digital assets.

In the quarter ended June 30, 2023, the Company mined 399 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $37,571, contributing $15.0 million to revenue. The Company also earned $4.2 million in revenue from the high performance computing line of business. The net loss of $16.7 million was primarily due to a gross loss of $4.7 million as a result of $23.8 million of cost of revenue incurred against $19.2 million in revenue, and general and administrative expenses of $12.5 million, of which $2.9 million are one-time transaction costs related to the Business Combination with USBTC.

In the quarter ended March 31, 2023, the Company mined 475 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $30,581, contributing to $14.5 million to revenue. The Company also earned $4.5 million in revenue from the high performance computing line of business. The net income of $108.5 million was primarily due to a $134.8 million non-cash revaluation gain on digital assets and $5.0 million gain on disposition of 428 Bitcoin to fund the Company’s operations, partially offset by a decline in revenue due to less Bitcoin mined in the quarter and $12.3 million in one-time transaction costs recorded related to the proposed Business Combination with USBTC.

In the quarter ended December 31, 2022, the Company mined 698 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $24,851, contributing $17.3 million to revenue. The Company also earned $4.5 million from the high performance computing line of business. The net loss of $186.7 million was predominately driven by impairment of digital asset mining cash generating units and GPU mining group of assets of $113.9 million, decline in revenue due to reduction in the Bitcoin price, non-cash revaluation loss of digital assets recorded to income, and increased general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended September 30, 2022, the Company mined 982 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $27,768, contributing $27.3 million to revenue. The Company also earned $4.4 million from the high performance computing line of business. The net loss of $23.8 million was predominantly driven by a decline in revenue, increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
In the quarter ended June 30, 2022, the Company mined 946 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $41,368, contributing $39.1 million to revenue. The Company also earned $4.7 million from the high performance computing line of business. The net loss of $88.1 million was predominantly driven by a non-cash loss of $104.9 million related to the revaluation of the Company’s Bitcoin holdings, which was partially offset by a $43.3 million non-cash gain on revaluation of warrants, and increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended March 31, 2022, the Company mined 942 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $52,327, contributing $49.3 million to revenue. The Company also earned $3.3 million from its newly acquired high performance computing line of business. The net income of $55.7 million was attributable to the increase in revenue, as well as a $54.1 million non-cash gain on revaluation of warrants. These were partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended December 31, 2021, the Company mined 789 Bitcoin at a Digital Asset Revenue per Bitcoin Mined(i) of $70,364, contributing $55.5 million to revenue. The Company also earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The Company incurred a net loss of $111.2 million as the increase in revenue was more than offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to the data center business and a $114.2 million non-cash loss on revaluation of warrant liability.

(i)
These items are non-IFRS measures or ratios and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures and Ratios” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART III – NON-IFRS MEASURES AND RATIOS

NON-IFRS MEASURES AND RATIOS

This MD&A makes reference to certain measures and ratios that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures or ratios. They are not necessarily comparable to similar measures or ratios presented by other companies. The Company uses non-IFRS measures and ratios including “Mining Profit”, “Adjusted EBITDA”, “Digital Asset Revenue per Bitcoin Mined”, and “Mining Cost per Bitcoin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Management’s use of these non-IFRS measures and ratios are discussed further below.

The tables below reconcile non-IFRS measures and ratios used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross (loss) profit to our non-IFRS measure, Mining Profit:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2023	2022	2023	2022
Gross (loss) profit	$(4,469)	$(13,940)	$(15,327)	$(1,326)

Add (deduct):
Revenue from hosting	–	–	–	(751)
Revenue from high performance computing	(4,506)	(4,403)	(13,193)	(12,404)
Site operating costs attributable to hosting and high performance computing	2,540	2,304	7,524	6,986
Depreciation	10,237	25,339	30,588	64,608
Mining Profit	$3,802	$9,300	$9,592	$57,113

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-recurring non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net (loss) income to our non-IFRS measure, Adjusted EBITDA:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2023	2022	2023	2022
Net (loss) income	$(53,580)	$(23,786)	$38,210	$(56,145)

Add (deduct):
Net finance expense	2,487	1,865	5,356	4,700
Depreciation and amortization	10,413	25,683	31,118	65,524
Impairment of deposits related to power purchase agreement	20,000	–	20,000	–
Share based payment	2,258	1,895	7,770	5,171
Foreign exchange loss	1,024	844	733	1,528
One-time transaction costs	2,423	–	17,598	1,611
North Bay decommissioning costs	140	–	1,059	–
Deferred income tax expense	3,127	–	–	9,593
Sales tax expense	–	–	–	913
Loss (gain) on revaluation of warrants	–	2,917	(212)	(94,504)
Gain on lease liability remeasurement	(339)	–	(339)	–
Loss on sale of plant and equipment	427	–	427	–
Adjusted EBITDA	$(11,620)	$9,418	$121,720	$(61,609)

Digital Asset Revenue per Bitcoin Mined

“Digital Asset Revenue per Bitcoin Mined” represents revenue, excluding revenue from hosting services and high performance computing operations, measured on a per Bitcoin mined basis during a period. Digital Asset Revenue per Bitcoin Mined is used and provides investors the ability to assess the average revenue earned per Bitcoin mined during a period by the Company’s digital asset mining operations.

The following table reconciles revenue to our non-IFRS ratio, Digital Asset Revenue per Bitcoin Mined:

For the three months ended (CAD thousands, except per Bitcoin amounts)	Sep 30, 2023 Q3	Jun 30, 2023 Q2	Mar 31, 2023 Q1	Dec 31, 2022 Q4	Sep 30, 2022 Q3	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4
Revenue	$16,980	$19,183	$19,021	$21,833	$31,671	$43,845	$53,333	$57,901

Add (deduct):
Revenue from hosting	–	–	–	–	–	–	(751)	(2,352)
Revenue from high performance computing	(4,506)	(4,192)	(4,495)	(4,487)	(4,403)	(4,711)	(3,290)	–
Digital asset revenue	12,474	14,991	14,526	17,346	27,268	39,134	49,292	55,549

Divided by:
Number of Bitcoin mined	330	399	475	698	982	946	942	789
Digital Asset Revenue per Bitcoin Mined	$37,800	$37,571	$30,581	$24,851	$27,768	$41,368	$52,327	$70,364

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
Mining Cost per Bitcoin

“Mining Cost per Bitcoin” represents the cost of revenue, excluding site operating costs attributable to hosting services and high performance computing operations, and depreciation, measured on a per Bitcoin mined basis during a period. Mining Cost per Bitcoin provides the investors the ability to evaluate the financial performance of the Company’s digital asset mining operations exclusive of general and administrative expenses.

The following table reconciles cost of revenue to our non-IFRS ratio, Mining Cost per Bitcoin:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands, except per Bitcoin amounts)	2023	2022	2023	2022
Cost of revenue	$(21,449)	$(45,611)	$(70,511)	$(130,175)

Add (deduct):
Site operating costs attributable to hosting and high performance computing	2,540	2,304	7,524	6,986
Depreciation	10,237	25,339	30,588	64,608
Mining cost	(8,672)	(17,968)	(32,399)	(58,581)

Divided by:
Number of Bitcoin mined	330	982	1,204	2,870
Mining Cost per Bitcoin	$(26,279)	$(18,297)	$(26,909)	$(20,411)

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the periods indicated:

For the nine months ended September 30	2023	2022
Net cash (used in) provided by:
Operating activities	$(27,664)	$(82,728)
Investing activities	(12,218)	(90,446)
Financing activities	30,478	63,903
Decrease in cash	$(9,404)	$(109,271)

Net cash used in operating activities for the nine months ended September 30, 2023, was $27.7 million, compared to $82.7 million in the same period of the prior year. The difference is primarily attributed to the proceeds from the sale of Bitcoin of $33.1 million, $7.0 million cash provided by the net change in working capital, and a lower cost of revenue related to site operating costs as a result of the previously mentioned electrical issues at the Company’s Drumheller facility and the suspension of operations at the Company’s North Bay Facility.

Cash used in investing activities for the nine months ended September 30, 2023, amounted to $12.2 million, versus $90.4 million in the same period of the prior year. The difference was primarily due to decreased expenditures on plant and equipment during the nine months ended September 30, 2023, the $10.0 million deposit related to Stalking Horse Bid noted in the Highlights section above, and cash consideration of $30.2 million paid on the acquisition of the high performance computing business in the first quarter of 2022.

Cash provided by financing activities for the nine months ended September 30, 2023 was $30.5 million, primarily consisting of $45.8 million in proceeds net of deferred financing costs from a loan from Coinbase Credit, Inc., partially offset by $9.0 million of equipment financing repayments, $3.6 million of finance expense payments, and $2.7 million in lease obligation payments. This is compared to cash provided by financing activities of $63.9 million in the same period of the prior year, reflecting $83.3 million in proceeds net of issuance costs from the Company’s at-the-market equity offering program, which was partially offset by $13.6 million of equipment financing repayments, $5.2 million of finance expense payments and $1.6 million in lease obligation payments. The Company did not complete any equity issuances under its at-the-market equity offering program during the nine months ended September 30, 2023.

The Company may be able to access additional liquidity through the issuance of securities, drawing down on existing debt facilities and the sale of digital assets. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the profitability of digital asset mining, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as prevailing interest rates, inflation and recessionary conditions. See “Forward-Looking Statements” and “Risks and Uncertainties”.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at	September 30, 2023	December 31, 2022
Cash	$21,140	$30,515
Accounts receivable and other	2,530	1,589
Digital assets – held in custody	265,220	203,627
Digital assets – pledged as collateral	76,440	–
Current and long-term deposits and prepaid expenses	22,624	37,112
Plant and equipment	94,070	124,959
Intangible assets and goodwill	14,605	15,135
Accounts payable and accrued liabilities	19,767	13,916
Current and long-term lease liabilities	15,043	21,298
Current and long-term loans payable	64,440	26,121
Warrant liability	–	212
Total shareholders’ equity	397,379	351,390

Cash

As at September 30, 2023, the Company had cash on hand of $21.1 million compared to $30.5 million as at December 31, 2022. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increased by $0.9 million primarily from high performance computing operations due to the timing in the collection of billings.

Digital assets

As at September 30, 2023, the Company’s digital assets had a fair market value of $341.7 million (December 31, 2022 – $203.6 million) and consists of 9,366 Bitcoin (December 31, 2022 – 9,086 Bitcoin) valued at $341.4 million (December 31, 2022 – $203.6 million) and 55,008 Filecoin (December 31, 2022 – nil Filecoin) valued at $0.3 million (December 31, 2022 – $nil). The increase in digital assets value was due to an increase in Bitcoin price, which was $36,451 as at September 30, 2023 compared to $22,412 as at December 31, 2022, a net increase in the amount of Bitcoin held as a result of 1,204 Bitcoin mined and 924 Bitcoin sold for cash during the nine months ended September 30, 2023, and the purchase of 55,008 Filecoin for cash.

As at September 30, 2023, of the 9,366 Bitcoin owned by the Company, 7,269 Bitcoin, valued at $265.0 million, are unencumbered and held in custody and 2,097 Bitcoin, valued at $76.4 million, are held in a segregated custody account under the Company’s ownership and pledged as collateral for the Company’s loan payable to Coinbase Credit, Inc. As at December 31, 2022, the Company’s digital assets balance was fully unencumbered and held in custody.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $14.5 million primarily due to the recognition of expenses that were prepaid in the prior periods, the application of deposits against the purchase of plant and equipment since December 31, 2022, the $20.0 million impairment of deposits related to the power purchase agreement with VPC, partially offset by the $10.0 million Upfront Payment related to the Stalking Horse Bid made during the third quarter of 2023.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
Plant and equipment

The Company’s plant and equipment decreased by $30.9 million to $94.1 million, and was mainly driven by $30.6 million in depreciation during the nine months ended September 30, 2023 and sales of plant and equipment with a total net book value of $1.1 million (cost of $1.3 million and accumulated depreciation of $0.1 million), partially offset by $10.0 million in additions to plant and equipment of which $4.6 million were non-cash additions to right-of-use assets from lease extensions and an additional lease to support the Company’s growth. The decrease was also driven by the derecognition of a right-of-use asset related to the Company’s North Bay Facility with a net book value of $9.2 million (cost of $10.7 million and accumulated depreciation of $1.5 million) due to the right-of-use asset’s lessor (VPC) entering into receivership as disclosed in the Highlights section above.

Intangibles and goodwill

The Company’s intangibles and goodwill balance decreased by $0.5 million to $14.6 million as a result of customer relationship amortization during the nine months ended September 30, 2023.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $5.9 million primarily due to higher accruals and increased vendor invoices related to the one-time transaction costs of the Business Combination and Stalking Horse Bid.

Lease liabilities

The current and long-term lease liabilities decreased by $6.3 million due to regular payments on lease obligations and a lease liability remeasurement as a result of the lessor’s (VPC) receivership as disclosed in the Highlights section above; the lease liability with a carrying amount of $9.5 million was remeasured to $nil. This was partially offset by three lease extensions at the Company’s high performance computing data centres, one lease extension at the Company’s Drumheller facility, and a lease extension and an additional lease related to the Company’s corporate head office to support the Company’s growth and operations.

Loans payable

The current and long-term loans payable increased by $38.3 million due to a new loan payable during the nine months ended September 30, 2023 with Coinbase Credit, Inc., partially offset by the scheduled loan repayments of the equipment financing loan with Trinity Capital Inc.

Warrant liability

The warrant liability decreased by $0.2 million due to the expiry of the Public Bought Deal Warrants during the nine months ended September 30, 2023. The Private Placement Warrants that expired on January 13, 2023 did not have an impact on the warrant liability balance given the minimal expected life of these warrants as at December 31, 2022.

Total shareholders’ equity

Shareholders’ equity increased from $351.4 million as at December 31, 2022, to $397.4 million as at September 30, 2023, primarily due to the decrease in accumulated deficit of $38.2 million from the Company’s net income.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
CAPITAL RESOURCES

As at	September 30, 2023	December 31, 2022
Cash	$21,140	$30,515
Loans payable	64,440	26,121
Shareholders’ equity	397,379	351,390

Loans Payable

Trinity Capital Inc. (“Trinity”)

The Company has a loan outstanding as at September 30, 2023, of $17.5 million with Trinity (December 31, 2022 – $26.1 million), net of deferred financing costs of $0.6 million (December 31, 2022 – $1.0 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. The Company made principal payments during the nine months ended September 30, 2023 totaling $6.7 million (September 30, 2022 – $6.0 million) and recorded a foreign exchange gain of $0.1 million (September 30, 2022 – $2.2 million foreign exchange loss), net of deferred financing costs.

Coinbase Credit, Inc.

The Company entered into a $65.8 million (US$50.0 million) credit facility with Coinbase Credit, Inc. (“Coinbase”) on June 26, 2023. The loan bears interest at a rate of 5.0% plus the greater of (i) the US Federal Funds Target Rate – Upper Bound and (ii) 3.25%. The credit facility has drawdowns made available in three tranches: $19.7 million (US$15.0 million) available from loan inception to 15 business days thereafter, $26.4 million (US$20.0 million) available starting 30 calendar days after loan inception to 15 business days thereafter, and $19.7 million (US$15.0 million) available the day after the closing of the Business Combination and 15 business days thereafter. The credit facility is fully repayable 364 days from the date of first drawdown. On or prior to a drawdown, the Company is required to pledge, as collateral, Bitcoin with custodian Coinbase Custody Trust Company, LLC., to be held in a segregated custody account under the Company’s ownership, such that the loan-to-value ratio of principal outstanding of the loan and the fair value of collateral is equal to or less than 60%. If the value of the collateral under the credit facility decreases past a specified margin, the Company may be required to post additional Bitcoin as collateral. On June 27, 2023, the Company drew on the first tranche for $19.7 million (US$15.0 million), and on August 9, 2023, the Company drew on the second tranche for $26.8 million (US$20.0 million). As at September 30, 2023, the Company has a $47.0 million (US$34.6 million) loan outstanding with Coinbase, net of deferred financing costs of $0.5 million (US$0.4 million). The Company made $nil principal payments during the nine months ended September 30, 2023 (September 30, 2022 – $nil).

Share Capital

As at the date of this MD&A, the Company’s issued, and outstanding share capital is composed of 221,730,042 common shares, 115,000 stock options, 9,477 common share purchase warrants recorded in equity, 7,336,324 restricted share units, and 430,978 deferred share units.

On August 17, 2022, the Company entered into an equity distribution agreement, pursuant to which the Company established an at-the-market equity offering (“August ATM”) which allows the Company, at its discretion and from time-to-time during the term of the August ATM, to sell common shares to raise proceeds up to a maximum of $270.9 million (US$200 million). During the nine months ended September 30, 2023 the Company issued nil common shares totaling $nil (September 30, 2022 – 1,000,518 common shares totaling $2.6 million (US$2.0 million)) under the August 2022 ATM and incurred $nil (September 30, 2022 – $0.06 million (US$0.04 million)) in issuance cost. Between September 30, 2023 and the date of this MD&A, the Company did not complete any issuances under the August ATM.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s assets. To maintain or adjust its capital structure, the Company may attempt to issue new securities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

Commitments

The Company has an open term uncommitted revolving credit facility with Galaxy with a facility size of up to US$50.0 million which, upon posting digital asset collateral, the Company may draw on as an additional source of liquidity. As at September 30, 2023, the facility has an outstanding balance of $nil (December 31, 2022 – $nil) and the Company has not posted any collateral in connection with the facility.

The Company does not have any material contractual obligations other than those described in this MD&A.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART V - RISKS

RISKS AND UNCERTAINTIES

The results of operations, business prospects and financial considerations of the Company remain subject to a number of risks and uncertainties and are affected by a number of factors outside of our control. For more information about our risks and uncertainties, please refer to the “Risks and Uncertainties” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” section of the AIF dated March 9, 2023 and the Company’s other public disclosure. These risks and uncertainties have not materially changed.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART VI ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the unaudited condensed consolidated interim financial statements (“interim financial statements”) requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements, except otherwise noted in these interim financial statements, and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

The Company operates in the digital asset industry, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

For a full discussion of accounting policies, including new and revised standards issued by the IASB and estimates and judgments, refer to the consolidated financial statements for the years ended December 31, 2022 and 2021, the annual MD&A for the year ended December 31, 2022, and Notes 3 and 4 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022. Note 4 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022 includes the following change in estimate:

During the nine months ended September 30, 2023, Management has reviewed its fair value estimate of non-cash consideration received used in revenue recognition for revenues from digital asset mining, and its fair value estimate of digital assets used in the revaluation method of digital assets; specifically, Management has adopted the use of Level 1 fair value estimates sourced from Coinbase Prime. Previously, Management used Level 2 fair value estimates sourced from coinmarketcap.com. The result is a change in estimate and applied prospectively.

Note 3 (a) i., revenue recognition: revenues from digital asset mining, of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022 includes the following updated accounting policy:

The Company has entered into contracts with mining pools and has undertaken the performance obligation of performing hash computations (i.e., hashrate) to the mining pool in exchange for non-cash consideration in the form of digital asset. The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. As the Company’s consideration for providing hash computation services is entirely variable (block rewards, transaction fees and pool operating fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing hash computation services at contract inception. The fair value is determined using the spot price of the Bitcoin price at the start of the day per Coinbase Prime.

The Company reassessed its policy during the nine months ended September 30, 2023, as the Company used to recognize revenue using spot price of the Bitcoin price at the end of the day. The change in policy is applied retrospectively. The impact of the change is deemed to be not material, and the Company has not adjusted any of the comparative periods.

Management considers the prices quoted on Coinbase Prime to be a Level 1 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in the applicable U.S. and Canadian securities laws, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’s design of internal controls over financial reporting during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 (In thousands of Canadian Dollars, except per share amounts)
ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH/s	exahash per second
PH/s	petahash per second
MW	megawatts
ASIC	application-specific integrated circuit
GPU	graphics processing unit